

March 9, 2007

Mail-Stop 4561

Mr. John W. Combs
Chairman, President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085

Re: ShoreTel, Inc.
        Form S-1
        Filed February 12, 2007
        File No. 333-140630

Dear Mr. Combs:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
Overview, page 1

1. Revise the first paragraph to define "IP".

2. Revise the last paragraph to disclose the accumulated deficit and total stockholders equity as of the most recent date of the financial statements included in the filing.

The Offering, page 4

3. Revise the use of proceeds narrative to indicate whether or not there are any plans, arrangements, agreements, or understandings to acquire or invest in any other company(s).

4. We note that you will have a reverse stock split of your common stock to be effective prior to the completion of your offering. Please revise the pro forma net income per share available to common shareholders for the most recent fiscal year and interim period to give effect to the reverse stock split on the face of the consolidated statements of operations and summary and selected consolidated financial data sections. Also, present the pro forma net income (loss) per share available to common shareholders giving effect to the reverse stock split on the face of the consolidated statements of operations and summary and selected consolidated financial data sections for the other periods presented including the comparable interim period. In addition, revise the MD&A to discuss the reverse stock split including the pro forma effects of the split.

Risk Factors

5. Please review your risk factor section to determine whether or not you can eliminate the number of risk factors or length of the discussion in the risk factor. Also review the risk factors to make them more company specific. For example, you mention that your operating results may fluctuate in the future, which could cause your stock price to decline. You mention that adverse general economic conditions and trends and major catastrophic events could cause fluctuation in the trading price of your common stock. We would suggest that these are risks every company faces and that the reader would presume these risks. Another example is the risk factor that discusses potential risks you face if you were to make an acquisition. The factors discussed are very general, presumably because you have no current plans for any acquisition, so they can not be specific. If such is the case, consider deleting this risk factor.

We relay on channel partners…, page 10

6. Revise to explain the concept of a channel partner, explaining your relationship with a channel partner. Also, please disclose the number of channel partners during each of the last two fiscal years as well as the turnover rate.

Our products incorporate…, page 11

7. Revise to address whether or not any problems have occurred in the last two years and interim period with respect to the four bullet points. In addition, disclose whether or not there are contracts with the sole source suppliers and the term length(s) of those contracts.

Our Business may be harmed if our contract manufacturers…, page 11-12

8. Noting the disclosure that you do not own the electronic design for your phones, and with a view towards additional disclosure or another risk factor, supplementally advise the staff as to whom is the owner and under what basis does the Company use it, e.g., royalty payments, lease, etc. as well as the cost, if any.

Our Revenues may decline..., page 17

9. Revise to disclose the percentage of revenues derived from educational institutions. If the recently introduced budget proposed cutbacks, please disclose.

We may expand through acquisitions..., page 18

10. Revise to indicate whether or not there are any plans, arrangements, agreements, or understandings to acquire or invest in any other company(s).

We might require additional capital..., page 19

11. Revise to disclose if you believe your current funds and the funds from this offering will satisfy your estimated cash needs for the next 12 months.

Future sales of outstanding shares..., page 20-21

12. The numbers contained herein do not appear to reconcile with those disclosed on page 4. In this regard, disclose the number of shares subject to a lock-up agreement and the Company's present intent with regard to asking for a release earlier than 181 days after effectiveness.

13. Revise the last paragraph to clarify which plans will be registered (including those 2007 plans mentioned on page 4), the number of shares issuable in each plan, the number issued, the number vested and the number of vested options subject to lock-up and Rule 144 restrictions on affiliates. Also, disclose the number that will vest during the next 12 months.

Use of Proceeds, page 24

14. Revise the third paragraph consistent with the requirements of Instruction 7 to Item 504 of regulation S-K.

Dilution, page 28

15. We note the dilution that may result from the exercise of the options and warrants disclosed in the first three bullets on page 28, revise the disclosure to add another table similar to the first table on page 27, giving effect to the exercise of those securities.

Overview, page 31

16. We note that you "seek to maintain sufficient levels of finished goods inventory to meet ... forecasted product sales with limited levels of inventory to compensate for unanticipated shits in sales volume and product mix." Please tell us why your level of inventory has remained stable despite your increased sales.

MD&A
Liquidity and Capital Resources, page 41

17. With regard to the aggregate net proceeds from issuances of redeemable convertible preferred stock of $101.3 million, disclose the amounts that are currently reflected on the balance sheet and how much will be on the balance sheet after this offering.

Product Revenue, page 45

18. Please tell us whether the switches, telephones and software applications can be sold on a stand-alone basis to be integrated with systems other than your proprietary system.

19. Please tell us and disclose the circumstances in which product sales do not include a perpetual license to your software. Also, tell us how you account for the perpetual license including its fair value and the basis for your accounting. Include in your response references to the appropriate accounting literature.

20. We note your disclosure that after the initial sale, "if the enterprise customer increases the number of end user deployments and/or functionality, it may add more hardware, software, and related post-contractual support by purchasing them separately." Please tell us why the use of the residual method is appropriate under SOP 98-9.

Post-Contractual Support, page 45

21. We note that the VSOE of fair value for post-contractual support was established based on prior renewals of support from existing customers. Also, we note that the customer may purchase post-contractual support separately. Please tell us in more detail how the prior renewals established the VSOE under SOP 97-2. Also, describe to us the terms of the renewal.

22. On page 33, you stated that PCS during the contractual period includes "rights to unspecified software license upgrades and maintenance releases issued during the

support period." Please tell us how these rights were considered in your determination of the PCS VSOE. Include in your response references to the appropriate accounting literature.

Facilities, page 59

23. It appears that your facilities consist primarily of headquarters space and leased sales offices. Please disclose whether you also maintain a warehouse where you keep your inventory.

Board Composition, page 62

24. Reference is made to the second paragraph, and other similar disclosure elsewhere in the prospectus such as under, Compensation Committee. We note that you say that it will be effective upon the completion of the offering. Please advise us when you intend to make the decision as to which director will serve for what class and the decisions for similar situations mentioned in the prospectus.

Director Compensation, page 64

25. Revise the narrative for Mr. Van Overbeek to indicate how many options he still holds, how many are exercisable, and the weighted average exercise price. In addition, revise footnotes (2) and (3) to disclose the exercise prices.

Executive Compensation, page 67

26. We note that you refer to an independent valuation firm that assisted in the determination the fair value of your stock. While you are not required to make reference to an independent valuation firm, when you do, you should disclose the name of the expert and include the consent of the expert in the filing. If you decide to delete your reference to the firm, please revise the disclosures to explain the theoretical models and assumptions you used to determine the valuation.

Outstanding Option Awards at June 30, 2006, page 71

27. With regard to the options for Messrs. Weisner and Vitalone, the staff notes for Mr. Vitalone that the disclosure on page 70 (footnote 6) indicates vesting of 25% on October 2006, yet it appear 50% (1,327,500) have already been exercised. Please revise or advise. In addition, Mr. Weisner on page 70 held 2,000,000 options; however, page 71 seems to indicate 200,000 exercised and 1,600,000 remaining. Please revise or advise.

Principal Stockholders, page 81

28. Revise the footnotes (12) through (15) to indicate a natural person with voting and dispositive authority.

Underwriting
Commission and Expenses, page 90

29. Revise the penultimate sentence to state, "(A)fter the completion of the initial public distribution, the representatives ....".

Stabilization..., page 92

30. Please confirm supplementally that before effecting any syndicate covering transaction or imposing a penalty bid, you will give prior notice to the self-regulatory organization with direct authority over the principal market in the United States for the security.

Consolidated Balance Sheets, page F-3

31. Please tell us your basis of accounting for "deferred compensation" in the balance sheet and your consideration of paragraphs 74 and 80 of SFAS 123R.

The Company and Significant Accounting Policies, page F-7
The Company, page F-7

32. Please tell us the nature of the additional elements.

Product Revenue, page F-9

33. Please tell us the circumstances in which customers have the rights of return.

34. We note that you record reimbursements of your channel partners for cooperative marketing costs meeting specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations.   Please address the following:

- Clarify your disclosure to state if the reimbursement for cooperative marketing costs is limited to advertising costs. If not, tell us the nature of the other costs;

- Disclose the nature of the specified criteria for advertising costs and tell us your basis for concluding that they have been met;

- Cite the pertinent section of EITF 01-9 that allows you to recognize the cost reimbursement as sales and marketing expenses as opposed to reduction of revenue or cost of revenue.

Stock-based Compensation, pages F-11 and F-12

35. Please delete the pro forma disclosures with respect to APB 25. In lieu thereof, please provide all the pro forma disclosures required in paragraph 84 of SFAS 123(R). Refer to Interpretive Response to Question 4 in SAB Topic 14.G.

36. On page F-21, you disclosed that certain options are "exercisable immediately and unvested shares issued upon exercise are subject to repurchase by the Company at the exercise price." Please disclose how you adjusted the Black-Scholes formula to account for these features that are not consistent with the model's assumptions on constant variables. Refer to paragraph A15 of SFAS 123R.

37. We note that you elected to use the safe harbor method described in SAB 107 to compute expected term. Please tell us your analysis as to whether the early exercise and/or repurchase features preclude your option plan from being characterized as having "plain-vanilla" option characteristics which are required under the safe harbor or simplified method. Refer to Interpretive Response to Question 6 of SAB Topic 14.D.2.

38. As disclosed, you estimate volatility for option grants by "evaluating the average historical volatility of your peer group for the period immediately preceding the option grant for a term that is approximately equal to the option's expected term." In considering the volatility of the peer group, please tell us if you took into account your own leverage, the leverages of each of the entities in your peer group, and the correlation of the entities' stock returns. Refer to footnote 61 of SAB Topic 14.

Debt, page F-16

39. Please tell us how you considered paragraphs 7-32 of EITF 00-19 in determining the equity classification of the warrants.

Redeemable Convertible Preferred Stock and Preferred Stock Warrants, page F-19

40. Please tell us how you evaluated SFAS 150, specifically paragraphs 9-10 and A7-A9, in determining whether these instruments are mandatorily redeemable.

41. Please tell us whether to conversion feature in your preferred convertible shares meets the definition of an embedded derivative under paragraph 12 of SFAS 133. Further,

tell us whether this hybrid instrument is a conventional convertible preferred instrument pursuant to paragraph 4 of EITF 00-19.

42. If you determine that the preferred convertible shares are not a conventional convertible instrument, please provide us with you analysis of paragraphs 12-32 of EITF 00-19 in determining whether the embedded conversion feature should be classified as equity or liability.

43. If EITF 00-19 is not applicable, please tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature.

44. Please account for the warrants to purchase redeemable convertible preferred stock as a liability under FSP 150-5.

Stock Option Plan, pages F-21 and F-22

45. Please tell us how you account for non-vested equity shares issued upon exercise of options and the basis for your accounting.

46. Please provide the disclosures required by paragraphs 64 and A240(b)(2),(c)-(k) of SFAS 123(R). In this regard, we refer you to the interpretive response to Question 1 of SAB Topic 14:H.

47. We note that all loans were due by June 30, 2006. Please tell us and disclose why these loans were not repaid.

48. For stock options related to the nonrecourse loan receivables, please tell us how you are accounting for the stock options and the basis for your accounting under SFAS 123R.

49. For each grant subsequent to June 30, 2005, please tell us the number of options granted and the fair value of the options. Tell us how the fair values were determined for each date including the assumptions used. Also, tell us the estimated fair value of your comment stock for each grant date and provide us with your initial public offering price range. Provide this information in a similar format for each of your issuances. In your response, please address the following:

   - whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;
   - whether the valuation was performed by management or an independent third party;
   - identify and quantify each factor that contributed to the fair value at each grant date; and

- the reasons for any variance between your stock valuation and the expected initial public offering price.

50. As applicable, please provide all the applicable disclosures under paragraphs 172-182 of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Updating

51. Please update the financial statements and all applicable sections under Rule 3-12 of Regulation S-X.

     *   *   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Clampitt at (202) 551-3434 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

CC: Jeffrey Vetter, Esq.
       Fenwick & West LLP
       Silicon Valley Center
       801 California Street
       Mountain View, CA 94041
       Phone (650) 988-8500
       Facsimile (650) 988